UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
SALARIED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Salaried Savings Plan (017)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2005

Contents

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

Board of Trade Building
1129 20th Street, NW, Suite 520
Washington, DC 20036
Tel (202) 293-7500
Fax (202) 822-8126
washington.office@mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) as of December 31, 2005 and 2004, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2005, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, and the net assets of the Master Trust at December 31, 2005, and the changes in its net assets and trust balances for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

Washington, DC
June 16, 2006

0410-0587135-MCL

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits

December 31, 2005

	ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
	(In thousands)			
Assets				
Investments:				
Interest in Master Trust	$ 3,059,980	$ -	$ 12,215,122	$ 15,275,102
Participant loans	-	-	219,821	219,821
Net assets held in 401(h) account	-	252,518	-	252,518
Contributions receivable:				
Employees	-	-	26,550	26,550
Lockheed Martin Corporation	9,142	-	-	9,142
Total assets	3,069,122	252,518	12,461,493	15,783,133
Liabilities				
Administrative expenses payable	-	-	854	854
Amounts related to obligation of 401(h) account	-	252,518	-	252,518
Total liabilities	-	252,518	854	253,372
Net assets available for benefits	$ 3,069,122	$ -	$ 12,460,639	$ 15,529,761

See accompanying Notes to Financial Statements.

)410-0587135-MCL

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits (continued)

December 31, 2004

	ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
		(In thousands)		
Assets				
Investments:				
Interest in Master Trust	$ 2,585,391	$ -	$ 11,384,530	$ 13,969,921
Participant loans	-	-	216,093	216,093
Net assets held in 401(h) account	-	232,652	-	232,652
Contributions receivable:				
Employees	-	-	24,085	24,085
Lockheed Martin Corporation	8,541	-	-	8,541
Transfer receivable	-	-	143	143
Total assets	2,593,932	232,652	11,624,851	14,451,435
Liabilities				
Administrative expenses payable	-	-	2,474	2,474
Amounts related to obligation of 401(h) account	-	232,652	-	232,652
Total liabilities	-	232,652	2,474	235,126
Net assets available for benefits	$ 2,593,932	$ -	$ 11,622,377	$ 14,216,309

See accompanying Notes to Financial Statements.

0410-0587135-MCL

Lockheed Martin Corporation Salaried Savings Plan (017)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

	ESOP Fund	Participant-Directed Investments	Total
		(In thousands)	
Net assets available for benefits at beginning of year	$ 2,593,932	$ 11,622,377	$ 14,216,309
Additions to net assets:			
Contributions:			
Employees	38,858	679,007	717,865
Lockheed Martin Corporation	234,273	9	234,282
Total contributions	273,131	679,016	952,147
Net investment gain from the Master Trust	429,977	763,655	1,193,632
Total additions	703,108	1,442,671	2,145,779
Deductions from net assets:			
Distributions and withdrawals	224,615	596,566	821,181
Administrative expenses	3,303	11,123	14,426
Total deductions	227,918	607,689	835,607
Change in net assets	475,190	834,982	1,310,172
Net transfers from other plans	-	3,280	3,280
Net assets available for benefits at end of year	$ 3,069,122	$ 12,460,639	$ 15,529,761

See accompanying Notes to Financial Statements.

0410-0587135-MCL

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan principally are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund in which the Plan invests at each month-end during the year, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro-rata basis. Other indirect administrative expenses are paid by the Corporation. Participant loans are considered to be an asset held outside of the Master Trust.

Investments in Lockheed Martin common stock are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions. Investments in cash equivalents are stated at cost, which approximates fair value. The 401(h) account investments are comprised of a diversified portfolio of, marketable securities, which are stated at the latest reported bid price on the last business day of the year.

The Plan includes an Employee Stock Ownership Plan. Cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) and dividends received related to the Lockheed Martin Common Stock Fund (Lockheed Martin Stock Fund) may be retained in the participant's account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be retained in the participant's account. In order for dividends to be distributed to participants, the Corporation's stock must be held under the ESOP Fund or the Lockheed Martin Stock Fund on the record date for the dividend. Any distribution of dividends to participants must not occur later than 90 days following the plan year in which the dividend was paid.

1. Accounting Policies (continued)

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, in particular, the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all salaried employees in groups to which Plan participation is extended by the Corporation, including employees in the United States and certain U.S. citizens working abroad.

Effective October 4, 2004, the Orincon Corporation International 401(k) Profit Sharing Plan merged into the Plan, and related assets of approximately $19.3 million were transferred into the Plan

Contributions

Eligible employees may enroll in the Plan on the date of hire. Employees may make before-tax contributions of up to 16% of the employee's base salary or a combination of before-tax and after-tax contributions of up to 17%. Based on the participating units, the Corporation generally contributes an amount equal to 50% of the first 8% of the participant's basic contribution. Some business units do not have any company match. All participants are 100% vested in all employer contributions. Substantially all employer contributions to the Plan consist of the Corporation's common stock invested in the ESOP Fund. Participants may not transfer company-matching contributions out of the ESOP Fund before they reach age 55.

Participants' contributions may be invested in one or more of the available investment funds at the participant's election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year.

2. Description of the Plan (continued)

Contributions (continued)

The Plan permits for catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

In April 2005, plan assets in the amount of $3,451,000 related to certain employees of Lockheed Martin's Missiles and Fire Control operations were transferred from another savings plan of the Corporation to the Plan. Other transfers made during the year were not material.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings, net of expenses, of the individual funds in which the account is invested.

Participant Loans

Each participant may borrow from their funds account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest of 1% over a published prime rate. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive his or her accounts through a number of payout options. A participant is entitled to the vested interest in his or her account at the time their employment with the company ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

2. Description of the Plan (continued)

ESOP Feature

Assets of the Employee Stock Ownership Plan (the ESOP) feature of the Plan are held pursuant to the Trust Agreement effective as of March 27, 1989, between the Corporation and U.S. Trust Company (U.S. Trust), as the Trustee. On April 4, 1989, U.S. Trust purchased 34,599,874 shares of the Corporation's common stock from the Corporation for $500 million. U.S. Trust borrowed the purchase price for such shares (the ESOP loan), and repaid the amount borrowed with accrued interest over a period of 15 years, during which time the purchased shares were allocated to the accounts of participants in the Plan eligible to participate in the ESOP feature. The final quarterly installment related to the ESOP loan was made in April 2004, subsequent to which the remaining shares were allocated to participants. There were 46,089,076 shares and 46,243,080 shares in the ESOP Fund as of December 31, 2005. and 2004, respectively.

Each month, the participant's account under the ESOP feature of the Plan is credited with the number of shares equal to the share value of (i) the total dollar amount of the contribution that the participant has directed to be invested in the ESOP Fund and (ii) the total dollar amount of the employer contribution allocated to such participant's account under the ESOP feature. Cash contributions to the ESOP Fund are used to purchase shares of the Corporation's common stock in the open market.

401(h) Arrangement

The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (the Code). The 401(h) arrangement is used by the Corporation to fund in part the Corporation's portion of postretirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with IRC Section 401(h), the Plan's investment in the 401(h) account may not be used for, or diverted to, any purpose other than providing health and welfare benefits for retirees and participants. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually and are at the discretion of the Corporation. The assets of the 401(h) account are held by The Northern Trust Company.

3. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan is qualified under Internal Revenue Code (the Code) Section 401(a) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2005 and 2004 was 89.09% and 88.80%, respectively. The financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2005	**2004**
	(In thousands)	
Net assets available for benefits per the financial statements	**$ 15,529,761**	$ 14,216,309
Add: Net assets held in 401(h) account per Form 5500	**252,518**	232,652
Net assets available for benefits per the Form 5500	**$ 15,782,279**	$ 14,448,961

The net assets of the 401(h) account are reflected as net assets available for benefits on the Form 5500 but can only be used to pay retiree medical benefits.

5. Reconciliation to Form 5500 (continued)

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31, 2005		
	Amounts per Financial Statements	**401(h) Account**	**Amounts per Form 5500**
		(In thousands)	
Interest and dividend income	-	$ 20,205	$ 20,205
Net realized and unrealized (loss)	-	$ (340)	$ (340)

	Amounts per Financial Statements	**Admininstrative Expenses**	**Amounts per Form 5500**
		(In thousands)	
Interest in net investment gain in Master Trust	$1,193,632	$ (14,426)	$1,179,196
Administrative expenses	$ (14,426)	$ 14,426	-

Supplemental Schedule

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
401(h) Trust**			
U.S. Government Securities			
FHLMC Gold G1-1344 6% 10-01-2017	918,116	960	937
FHLMC Multiclass Ser T-51 CL 2A 7.5% 08-25-2042	917,813	1,010	949
FHLMC Multiclass Ser 2541 CL MD 6% 03-15-2032	830,181	839	851
FHLMC Multiclass Ser T-54 Class 3A 7% 02-25-2043	318,646	343	333
FHLMC Pool # B1-3120 6.5% 06-01-2016	1,084,345	1,153	1,114
FHLMC Pool # C9-0524 6.5% 02-01-2022	1,166,171	1,211	1,204
FHLMC Pool # G1-1045 7.5% 10-01-2012	657,140	698	690
FHLMC Pool # G1-1184 5.5% 09-01-2016	1,188,969	1,221	1,197
FHLMC Pool # G1-1433 6% 09-01-2017	749,445	780	765
FHLMC Pool # G1-1434 6.5% 01-01-2018	728,431	767	749
FHLMC Pool # G1-1673 6.5% 01-01-2020	898,463	934	917
FHLMC Pool # G11399 5.5% 04-01-2018	508,113	518	512
FHLMC Pool # G11431 6% 02-01-2018	821,140	849	838
FNMA Pool # 545059 6.241% 05-01-2011	206,344	230	216
FNMA Pool # 545179 6.467% 09-01-2011	182,282	197	192
FNMA Pool # 545209 6.33% 10-01-2011	253,508	281	265
FNMA Pool # 545210 6.128% Due 10-01-2011 Reg	353,173	386	367
FNMA Pool # 725135 6% 05-01-2018	696,074	731	712
FNMA Pool # 725194 6% 12-01-2018	398,773	419	408
FNMA Pool # 725510 6.5% 07-01-2017	833,546	879	858
FNMA Pool # 725879 6% 08-01-2019 BEO	632,676	664	647
FNMA Pool # 735857 6.5% 06-01-2033 BEO	1,853,362	1,916	1,905
FNMA Remic Ser 2003-W17 9.73988% 08-25-2032	406,236	464	442
Small Business Admin Gtd Dev Partn 5.31% 08-01-2022	404,500	416	410
Small Business Admin Gtd Dev Partn 5.24% 08-01-2023	505,805	506	511
Small Business Admin Gtd Dev Partn 5.13% 09-01-2023	399,109	399	401
US Treas Notes 3.125% Due 01-31-2007	5,310,000	5,242	5,236
US Treas Notes 3.125% Due 05-15-2007	2,000,000	1,975	1,965
US Treas Notes 3.5% Due 08-15-2009	4,450,000	4,350	4,321
US Treas Notes 3.125% Due 04-15-2009	3,050,000	2,938	2,934
US Treas Notes 3.125% Due 10-15-2008	1,600,000	2,455	2,467
US Treas Notes 3.5% Due 11-15-2006	2,550,000	1,631	1,587
US Treas Notes 6.125% Due 08-15-2007	1,175,000	1,271	1,206
Total U. S. Government Securities		38,633	38,106

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Debt Instruments Other			
Amerada Hess Corp Note 7.875% Due 10-01-2029	200,000	$ 221	$ 242
AOL Time Warner Inc 7.7% Due 05-01-2032	125,000	152	141
AOL Time Warner Inc 7.625% Due 04-15-2031	800,000	881	891
Boston Properties Ltd Partnership Note 5.625% Due 04-15-2015	250,000	244	253
Boston Properties Ltd Partnership Note 6.25% Due 01-15-2013	275,000	291	288
Cardinal Health Inc Note 5.85% Due 12-15-2017	275,000	275	280
CIGNA Corp Note 6.375% Due 10-15-2011	150,000	159	159
CIGNA Corp Note 7.875% Debt Due 05-15-2027	325,000	349	398
CMO FNMA Preassign 00059 6.5% Due 02-25-2034	504,255	518	516
COMCAST Corp New Note 5.85% Due 11-15-2015	200,000	200	203
COMCAST Corp New Note 5.3% Due 01-15-2014	350,000	346	343
COX Communications Inc New Note 5.45% Due 12-15-2014	525,000	528	512
Electric Data Systems Corp. Note Series B 6.5% Due 08-01-2013	225,000	214	231
EOP Oper Ltd Partnership Note 4.75% Due 03-15-2014	350,000	341	331
EOP Oper Ltd Partnership Note 6.75% Due 02-15-2012	450,000	486	478
Ford Mtr Credit Co Note 7.25% Due 10-25-2011	100,000	107	86
Ford Mtr Credit Co Note 7.375% Due 10-28-2009	950,000	988	843
Gen Mtrs Accep Corp Note 6.875% Due 9-15-2011	1,000,000	1,012	912
HCA INC 6.25% Due 02-15-2013/02-14-2013	175,000	172	175
HCA-Healthcare Co 7.875 % Due 02-01-2011	200,000	211	215
Health Net Inc Series Note 8.375% Due 04-15-2011	225,000	271	262
International Paper Co Notes 5.25% Due 04-01-2016	275,000	267	261
May Dept Stores Co Debt 7.45% Due 10-15-2016	350,000	388	392
May Dept Stores Co SR Note 6.7% Due 07-15-2034	125,000	129	133
May Dept Stores Co 7.6% Due 06-01-2025	250,000	266	285
Safeco Corp Series Note 7.25% Due 09-01-2012	165,000	186	184
Travelers Property Casualty Corp Series Note 5% Due 3-15-2013	200,000	201	197
Union Pacific Corp Series Note 4.875% Due 1/15/2015	200,000	194	195
Union Pacific Railroad Co Pass Thru Bd 5.082% Due 1/02/2029	300,000	300	301
Unum Corp Series Debt 6.75% Due 12-15-2028	110,000	100	108
Unum Corp Series Debt 7.375% Due 06-15-2032	150,000	141	157
Unum Corp Series Note 7.625% Due 03-01-2011	125,000	129	135
Total Corporate Debt Instruments Other		10,267	10,107

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Common Stock			
Vodafone Group PLC	65,800	$ 1,428	$ 1,413
Nova Chemicals Corp	13,000	270	434
Royal Dutch Shell PLC	36,000	1,772	2,214
Sanofi-Aventis	59,200	2,545	2,599
Thomson Société Anonyme	15,500	386	325
Hitachi Ltd	10,800	651	728
Honda Motor Co Ltd	23,600	490	684
Matsushita Electric Industrial Ltd	172,700	2,295	3,347
Sony Corp	103,700	3,423	4,231
AEGON Naamloze Vennootschap	101,425	1,331	1,655
Akzo Nobel Naamloze Vennootschap	47,200	1,416	2,175
Unilever Naamloze Vennootschap	35,700	2,061	2,451
Volvo Aktiebolaget	12,100	401	570
Glaxo Smithkline PLC	38,700	1,635	1,954
Rio Tinto PLC	4,900	439	896
Alcoa Inc	15,400	395	455
Amerada Hess Corp	7,200	345	913
American Power Conversion Corp	9,700	151	213
Avaya Inc	75,100	676	801
Baker Hughes Inc	30,100	959	1,830
Becton Dickinson & Co	15,700	586	943
BMC Software Inc	35,200	554	721
Bristol Myers Squibb Co	24,000	627	552
Capital One Financial	34,800	1,795	3,007
Cardinal Health Inc	58,200	3,126	4,001
Chevron Corp	61,697	2,457	3,503
Chubb Corp	17,000	1,053	1,660
Commercial Investment Trust Group Inc	15,400	436	797
Citigroup Inc	42,700	2,038	2,072
Comcast Corp New Class A Common Stock	152,900	4,443	3,969
Computer Science Corp	36,500	1,478	1,848
Compuware Corp	86,200	474	773
ConocoPhillips	37,000	988	2,153
Dillards Inc	17,700	258	439
Discovery Holding Company	10,960	139	166
Dow Chemical Co	65,800	2,330	2,883
Duke Energy Corp	68,100	1,266	1,869
Electronic Data Systems Corp	115,200	2,483	2,769
Engelhard Corp	20,100	520	606
FedEx Corp	32,200	2,338	3,329
Federated Dept Stores Inc	19,624	1,362	1,302

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Common Stock (continued)			
Firstenergy Corp	15,000	$ 582	$ 735
Fluor Corp New	16,600	582	1,283
Freescale Semiconductor Inc CL B	5,863	51	148
Freescale Semiconductor Inc CL A	17,400	232	438
Gap Inc	29,100	554	513
Genuine Parts Co	32,700	1,018	1,436
Genworth Financial Inc	24,800	484	858
Golden W Financial Corp	32,100	1,370	2,119
HCA Inc	59,000	2,139	2,980
Hewlett Packard Co	193,100	3,922	5,528
Interpublic Group Companies Inc	49,600	543	479
International Paper Co	14,500	556	487
JPMorgan Chase & Co	33,524	1,005	1,331
Lexmark International Inc	4,500	185	202
Liberty Media Corp New Class A Series A	109,600	809	863
Lowes Corp	24,400	1,114	2,314
Masco Corp	35,300	838	1,066
MBIA Inc	9,300	471	559
McDonalds Corp	98,100	2,070	3,308
Motorola Inc	128,200	1,624	2,896
NCR Corp	25,400	354	862
News Corp Class A	239,700	3,272	3,727
Occidental Pete Corp	15,600	515	1,246
Pfizer Inc	139,500	3,550	3,253
Pitney Bowes Inc	20,900	795	883
Rohm & Haas Co	23,200	822	1,123
Safeco Corp	13,900	616	785
Schering-Plough Corp	85,600	1,448	1,785
Schlumberger LTD	9,500	632	923
St Paul Travelers Corp	60,500	2,126	2,703
Sun Microsystems Inc	356,200	1,361	1,492
Thermo Electron Corp	29,700	667	895
Time Warner Inc	182,900	3,010	3,190
Union Pacific Corp	40,400	2,451	3,253
Unumprovident Corp	50,300	685	1,144
VF Corp	8,700	332	481
Wachovia Corp	48,000	2,136	2,537
Walmart Stores Inc	60,400	2,875	2,827
Wellpoint Health Networks Inc	31,600	1,626	2,521
Wells Fargo & Co	20,800	1,094	1,307
Whirlpool Corp	10,200	667	854
Wyeth Company	34,300	1,427	1,580
Xerox Corp	180,200	1,918	2,640
Total Corporate Common Stock		108,348	140,804

0410-0587135-MCL

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Debt Instruments Preferred			
AEGON Naamloze Vennootschap Note 4.75% Due 06-01-2013	125,000	$ 121	$ 122
American Home Prods Corp Note 6.95% Due 03-15-2011	250,000	278	270
AT&T Corp Var Rate Due 11-15-2031	107,000	118	118
AT&T Corp Floating Rate Due 11-15-2011	375,000	420	471
BAC Capital Trust 6th Gty Cap 5.625% Due 03-08-2035	150,000	146	147
Bank One Capital Third 8.75% Due 09-01-2030	275,000	351	370
Burl Northn Santa Fe Ry Co Pass Th 5.943% 01-15-2002	266,231	273	280
Citicorp Cap II 8.015% Due 02-15-2027	200,000	219	214
Dow Chem Co 6% Due 10-01-2012	225,000	243	236
Dow Chem Co 7.375% Due 11-01-2029	350,000	411	422
Fed Express Corp 6.72% Due 01-15-2022	288,469	330	315
General Electric Co Note 5% Due 02-01-2013	500,000	512	500
Hewlett Packard Co 5.5% Due 07-01-2007	325,000	347	328
Nordstrom Inc 6.95% Due 03-15-2028	250,000	286	275
Union Pacific Railroad Co 8% Due 01-10-21	140,901	168	166
Wyeth Wye 5.50% Due 02-01-2014	375,000	376	380
Total Corporate Debt Instruments Preferred		4,599	4,614
Common Collective Trusts			
Collective Short Term Invt Fund	20,213,885	20,214	20,214
Total Common Collective Trusts		20,214	20,214
Registered Investment Companies			
Dodge & Cox International Stock Fund	990,473	19,120	34,696
Total Registered Investment Companies		19,120	34,696
Other			
Equity Office Properties REIT	69,200	1,922	2,099
Equity Residential Extended Fund Facility	17,200	469	673
Total Other		2,391	2,772
Total 401(h)		$203,572	$251,313
Participant Loans*	Interest rates ranging from 4.0% to 10.5%; varying maturities		$219,821

* Party-in-interest

** 401(h) Trust net assets include interest and dividend receivable of $780,000 and pending trades Receivable of $440,000 and payable of $14,000

*** Schedule excludes assets held in Lockheed Martin Corporation Defined Contribution Plans Master Trust.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31, 2005	December 31, 2004
	(In thousands)	
Assets		
Investments at quoted fair value:		
Cash equivalents	**$ 1,470,017**	$ 1,259,560
Common stock—Lockheed Martin Corporation	**4,349,835**	3,913,980
Mutual funds	**3,930,509**	3,695,503
Corporate debt securities	**149,274**	153,053
Common stock—other	**162,493**	157,762
U.S. Government securities	**916**	51,060
Preferred stock	**510**	469
Partnership/Joint venture	**460**	307
Other assets	**5,304**	7,238
Total investments at quoted fair value	**10,069,318**	9,238,932
Investments at estimated fair value:		
Common/collective trusts	**6,690,113**	6,142,829
Total investments at estimated fair value	**6,690,113**	6,142,829
Investments at contract value:		
Guaranteed investment contracts	**325,425**	314,650
Other assets:		
Dividends and interest receivable	**8,680**	4,448
Other receivable	**24,463**	2,047
Total assets	**17,117,999**	15,702,906
Liabilities		
Dividends payable	**1,254**	289
Administrative expenses payable	**1,133**	-
Accounts payable for securities purchased	**15**	-
Net assets	**$ 17,115,597**	$ 15,702,617

See accompanying Notes to Financial Statements.

Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2005
(In thousands)

Net assets at beginning of year	$ 15,702,617
Additions to net assets:	
Contributions:	
Employees	836,898
Lockheed Martin Corporation, net of forfeitures	262,312
Total contributions	1,099,210
Investment income:	
Dividends and interest	409,265
Net realized and unrealized gain	903,461
Total investment income	1,312,726
Total additions	2,411,936
Deductions from net assets:	
Distributions and withdrawals	980,570
Administrative expenses	18,393
Total deductions	998,963
Net transfer from other trusts	7
Net assets at end of year	$ 17,115,597

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2005 and December 31, 2004

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds the assets of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

1. Accounting Policies (continued)

Percentage ownership of the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31, 2005	2004
Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632	017	89.09%	88.8%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632	018	4.77%	5.02%
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632	055	2.94%	2.86%
Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632	033	2.35%	2.37%
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632	021	0.22%	0.24%
Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632	019	0.41%	0.45%
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632	040	0.20%	0.23%
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632	020	0.01%	0.02%
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632	075	0.01%	0.01%
		100.00%	100.00%

1. Accounting Policies (continued)

Plan assets held by the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are common/collective trusts that have been established for institutional investors and are recorded at estimated fair value as determined by State Street Bank and Trust Company, sponsor of these funds. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are custom funds established by the Corporation and are comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds are common collective trusts established by Northern Trust Investments, NA, doing business as Master Trust Global Investment (Northern Trust) for institutional investors. These custom funds are also recorded at estimated fair value as determined by Northern Trust. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors and recorded at estimated fair value as determined by Northern Trust. Fair values of the underlying securities in the Self-Managed Account Option (SMA Option) and a portion of the assets held in the Stable Value Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges or at the average bid quotations for those securities traded in over-the-counter markets. Fair values of the Investment Company of America Fund, the New Perspective Fund, the Vanguard Windsor Fund and the American Century Growth Fund, which are mutual funds, are determined by the closing prices on the last business day of the year. Certain funds also include an investment in State Street Global Advisors Short-Term Investment Fund, which is stated at cost, which approximates market value. Loans to participants are valued at outstanding balances, which approximate fair market value.

The Stable Value Fund includes an investment in the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (Fixed Income Fund), which provides employee benefit plans with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts. Each benefit plan has an undivided interest only in the investment contracts the plan has selected to invest in with the Fixed Income Fund; therefore, benefit plans have a divided interest in the Fixed Income Fund as a whole. The Fixed Income Fund is a common collective trust, which is valued at contract value, which approximates fair value as determined by the Trustee.

1. Accounting Policies (continued)

Participant loans are considered to be an asset held outside the Master Trust and, therefore, these balances and related activity are excluded from the Master Trust financial statements. An SMA Option is available to all plans whereby a participant may elect to invest up to 50% of the participant's transferable account balance in stocks, mutual funds, or bonds, or other investments offered by the plans at the participant's direction. No investment contribution may be made directly to the SMA Option. A participant's initial spot transfer to the SMA Option must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA Option. SMA assets consisted primarily of common stock and mutual funds.

Except for the Performance Sharing Plan for Puerto Rico Employees, each participant may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of his or her transferable account balance to the Stable Value Fund during the fourth quarter of the year.

Investments in Lockheed Martin common stock funds are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions.

Guaranteed investment contracts in the Stable Value Fund are fully benefit-responsive, as defined in the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*. A fully benefit-responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Guaranteed investment contracts are unallocated insurance

1. Accounting Policies (continued)

contracts stated at contract value (contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and administrative expenses), which approximates fair value. Interest on these contracts is compounded and credited daily. Current interest rates are generally declared semiannually. The crediting interest rates for the contracts as of December 31, 2005 and 2004 ranged from 3.27% to 3.32% and 3.21% to 3.27%, respectively. The average yield for 2005 and 2004 was 4.65% and 4.08%, respectively.

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Certain prior year (2004) amounts were reclassified to conform to the current year (2005) presentation.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Plan assets held by the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the funds are transferred from the Corporation to the Trustee until the day the funds are invested to meet the specific investment objectives of that fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2005 and 2004, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund are credited to participants' accounts.

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plans either on a pro rata basis or directly to the appropriate plan. Other indirect administrative expenses are paid by the Corporation.

3. Investments

The net realized and unrealized gain (loss) in fair value of investments is as follows:

	Year ended December 31, 2005
	(In thousands)
Investments at quoted fair value:	
Common stock—Lockheed Martin Corporation	$ 559,808
Mutual funds	9,998
Common stock—other	(6,952)
Other assets	141
Preferred stock	(111)
Corporate debt securities	(48)
	562,836
Investments recorded at estimated fair value:	
Common collective trusts	340,625
Net realized and unrealized gain	$ 903,461

4. Parties-in-Interest Transactions

The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are funds sponsored by the Trustee. The Broad Market Bond Index Fund and Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are all funds sponsored by Northern Trust. Northern Trust is a wholly owned subsidiary of The Northern Trust Company, which is the trustee of the 401(h) Account associated with the Salaried Savings Plan and is, therefore, a party-in-interest. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan

Date June 20, 2006

/s/ John B. Dierkes
John B. Dierkes, Vice President, Human Resources Services

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, LLP, Independent Registered Public Accounting Firm

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

Board of Trade Building
1129 20th Street, NW, Suite 520
Washington, DC 20036
Tel (202) 293-7500
Fax (202) 822-8126
washington.office@mitchelltitus.com

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements No. 333-58069, 333-113771, 333-20117, and 033-58097 on Form S-8 of Lockheed Martin Corporation of our report dated June 16, 2006, relating to the statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year then ended, and all related schedules, which report appears in the December 31, 2005 annual report on Form 11-K of the Lockheed Martin Corporation Salaried Savings Plan.

/s/ Mitchell & Titus, LLP

Washington, DC
June 20, 2006